Objective	• The Fund seeks long-term growth of principal and income.

Strategy

•   The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION
Fund Inception Date	May 1, 2008
Expense Ratio	0.90%*
Management Fee	0.60%
Cusip	256206202
Ticker	DODWX
Fund Number	1049
Distributions–Dividends and capital gains, if any, are distributed in December.

INVESTMENT MANAGER

Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee (GIPC), whose six members’ average tenure at Dodge & Cox of 17 years. Lily S. Beischer, John A. Gunn, Karol Marcin, Charles F. Pohl, Diana S. Strandberg and Steven C. Voorhis are members of the GIPC.

FUND CHARACTERISTICS

• Long-term investment horizon

• Low fees and expenses*

• Stable and experienced investment team

• Team decision-making process

INVESTMENT UNIVERSE

• Companies with medium-to-large market capitalizations

• Average to below-average valuations

• Well-established companies

*For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90% . The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.

For more information about the Dodge & Cox Funds, including risks, charges and expense, please call Dodge & Cox at 800-621-3979 for a prospectus. Please read the prospectus carefully before you invest or send money. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

1931: Balanced Fund

1965: Stock Fund

1989: Income Fund

2001: International Stock Fund

2008: Global Stock Fund

Since 1931, Dodge & Cox’s family of Funds have been guided by a disciplined investment approach and a focus on lasting value.

On May 1st, the tradition continues with the opening of our new Global Stock Fund.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

May 1, 2008

Dear Shareholder:

Enclosed please find the Dodge & Cox Funds’ Prospectus, dated May 1, 2008 and the First Quarter Report(s) for the Fund(s) in which you invest.

There were a number of changes to the Prospectus.

•

We are pleased to announce our fifth mutual fund, the Dodge & Cox Global Stock Fund. Over the past two decades, Dodge & Cox has built its global research and investment expertise, which led to the International Stock Fund in 2001 and now the opening of the Global Stock Fund on May 1, 2008. The Dodge & Cox Stock, International Stock and Balanced Funds each have investment restrictions which limit the portfolio structure based on domicile of the issuing company. The Global Stock Fund will have greater flexibility to take advantage of attractive investment opportunities as they arise around the world.

The Global Stock Fund shares a long-term investment philosophy and decision-making framework with the other Dodge & Cox Funds. Investments are based on our assessment of a company’s long-term earnings and cash flow prospects, derived from our own fundamental research, coupled with a disciplined approach to valuation. Portfolio construction takes into consideration diversification across sectors and regions. The Global Stock Fund also shares many of the same characteristics of the other Dodge & Cox Funds. Dodge & Cox has established a reputation for the management of mutual funds with low expenses, low turnover and a team decision-making process. The Global Stock Fund’s investment decisions and portfolio construction is the responsibility of the Global Investment Policy Committee (GIPC), working in conjunction with our equity research analysts. The six members of the GIPC have an average tenure at Dodge & Cox of 17 years. Committee members’ biographies can be found at our web site, www.dodgeandcox.com.

•

We have made certain changes to the Fixed Income Investment Policy Committee (FIIPC). The FIIPC is the decision-making team for Dodge & Cox’s fixed income portfolios, including the Dodge & Cox Income Fund. Anthony J. Brekke will join the FIIPC (biography on our web site, www.dodgeandcox.com). In addition, John A. Gunn, Chairman and CEO, has decided to step down from the FIIPC. With these changes the nine-member FIIPC will now have an average tenure of 17 years at Dodge & Cox.

Finally, certain fixed income decisions (e.g., establishing target duration ranges, approving new below-investment grade issuers and new security types) which were previously made in conjunction with the Investment Policy Committee are now be made solely by the FIIPC.

If you have any questions regarding these changes, please call us at 1-800-621-3979 or visit our web site at www.dodgeandcox.com. We appreciate your investment in the Dodge & Cox Funds.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. Please read the prospectus carefully before investing.

May 1, 2008

Dear Shareholder:

Enclosed please find the Dodge & Cox Funds’ Prospectus, dated May 1, 2008 and the First Quarter Report(s) for the Fund(s) in which you invest.

There were a number of changes to the Prospectus.

•

We are pleased to announce our fifth mutual fund, the Dodge & Cox Global Stock Fund. Over the past two decades, Dodge & Cox has built its global research and investment expertise, which led to the International Stock Fund in 2001 and now the opening of the Global Stock Fund on May 1, 2008. The Dodge & Cox Stock, International Stock and Balanced Funds each have investment restrictions which limit the portfolio structure based on domicile of the issuing company. The Global Stock Fund will have greater flexibility to take advantage of attractive investment opportunities as they arise around the world.

The Global Stock Fund shares a long-term investment philosophy and decision-making framework with the other Dodge & Cox Funds. Investments are based on our assessment of a company’s long-term earnings and cash flow prospects, derived from our own fundamental research, coupled with a disciplined approach to valuation. Portfolio construction takes into consideration diversification across sectors and regions. The Global Stock Fund also shares many of the same characteristics of the other Dodge & Cox Funds. Dodge & Cox has established a reputation for the management of mutual funds with low expenses, low turnover and a team decision-making process. The Global Stock Fund’s investment decisions and portfolio construction is the responsibility of the Global Investment Policy Committee (GIPC), working in conjunction with our equity research analysts. The six members of the GIPC have an average tenure at Dodge & Cox of 17 years. Committee members’ biographies can be found at our web site, www.dodgeandcox.com.

•

We have made certain changes to the Fixed Income Investment Policy Committee (FIIPC). The FIIPC is the decision-making team for Dodge & Cox’s fixed income portfolios, including the Dodge & Cox Income Fund. Anthony J. Brekke will join the FIIPC (biography on our web site, www.dodgeandcox.com). In addition, John A. Gunn, Chairman and CEO, has decided to step down from the FIIPC. With these changes the nine-member FIIPC will now have an average tenure of 17 years at Dodge & Cox.

Finally, certain fixed income decisions (e.g., establishing target duration ranges, approving new below-investment grade issuers and new security types) which were previously made in conjunction with the Investment Policy Committee are now be made solely by the FIIPC.

If you have any questions regarding these changes, please visit our web site at www.dodgeandcox.com. We appreciate your investment in the Dodge & Cox Funds.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. Please read the prospectus carefully before investing.

1931: Balanced Fund

1965: Stock Fund

1989: Income Fund

2001: International Stock Fund

2008: Global Stock Fund

Since 1931, Dodge & Cox’s family of Funds have been guided by a disciplined investment approach and a focus on lasting value.

On May 1st, the tradition continues with the opening of our new Global Stock Fund.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

FOR IMMEDIATE RELEASE

Contact: Kristen Harlow

Dodge & Cox

555 California Street, 40th Floor

San Francisco, CA 94104

(415) 981-1710

www.dodgeandcox.com

Dodge & Cox Expands Mutual Fund Offerings

San Francisco, CA—April 30, 2008: The Board of Directors of Dodge & Cox today announced the launch of a new mutual fund, the Dodge & Cox Global Stock Fund, which will open to investors on Thursday, May 1, 2008.

The Global Stock Fund is Dodge & Cox’s fifth mutual fund. The Global Stock Fund will share a long-term investment philosophy and decision-making framework with the other Dodge & Cox Funds. Investments will be based on Dodge & Cox’s assessment of a company’s long-term earnings and cash flow prospects, derived from its own fundamental research, coupled with a disciplined approach to valuation. Portfolio construction will take into consideration diversification across sectors and regions.

The Global Stock Fund will also share many of the same characteristics of the other Dodge & Cox Funds. Dodge & Cox has established a reputation for the management of mutual funds with low expenses, low turnover and a team decision-making process. The Global Stock Fund’s investment decisions and portfolio construction will be the responsibility of the Global Investment Policy Committee (GIPC), working in conjunction with our equity research analysts. The six members of the GIPC have an average tenure at Dodge & Cox of 17 years.

Commenting on the Global Stock Fund, Chairman and Chief Executive Officer John Gunn stated “Over the past two decades, Dodge & Cox has built its global research and investment expertise, which led to the International Stock Fund in 2001 and now the opening of the Global Stock Fund on May 1, 2008. The Dodge & Cox Stock, International Stock and Balanced Funds each have investment restrictions which limit the portfolio structure based on domicile of the issuing company. The Global Stock Fund will have greater flexibility to take advantage of attractive investment opportunities as they arise around the world.”

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Dodge & Cox was founded in 1930 and managed over $235 billion for individual and institutional investors in mutual fund and private accounts as of December 31, 2007. Dodge & Cox is one of the largest privately owned investment advisers in the United States. For more information on the Dodge & Cox Funds please visit our website www.dodgeandcox.com or call Kristen Harlow at 415-981-1710.

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Editor’s Note: Securities and Exchange Commission regulations require the following statement in this press release: For more information about the Dodge & Cox Funds, including risks, charges and expense, please call Dodge & Cox Funds at 800-621-3979 for a prospectus. Please read the prospectus carefully before you invest or send money. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

1931: Balanced Fund

1965: Stock Fund

1989: Income Fund

2001: International Stock Fund

2008: Global Stock Fund

Since 1931, Dodge & Cox’s family of Funds have been guided by a disciplined investment approach and a focus on lasting value.

On May 1st, the tradition continues with the opening of our new Global Stock Fund.

Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.